Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Diamond Offshore Finance Company	Delaware
Diamond Offshore Services, LLC	Delaware
Diamond Offshore General, LLC	Delaware
Diamond Offshore Limited	England
Diamond Offshore International L.L.C.	Delaware
Diamond Offshore Drilling Limited	Cayman
Diamond Foreign Asset Company	Cayman
Diamond Offshore Drilling (UK) Limited	England